Exhibit 107

Calculation of Filing Fee Tables

Form S-3

(Form Type)

ReShape Lifesciences Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to be Paid	Equity	Common stock, par value $0.001 per share	457(o)	—	—	—	$153.10 per $1,000,000	—
	Equity	Preferred stock, par value $0.001 per share	457(o)	—	—	—	$153.10 per $1,000,000	—
	Other	Warrants(1)	457(o)	—	—	—	$153.10 per $1,000,000	—
	Other	Units(2)	457(o)	—	—	—	$153.10 per $1,000,000	—
	Other	Unallocated Shelf(3)	457(o)	—	—	$50,000,000	$153.10 per $1,000,000	$50,000,000
	Total Offering Amounts					$50,000,000		$50,000,000
	Total Fees Previously Paid							—
	Total Fee Offsets							—
	Net Fee Due							$7,655

(1)	Warrants may represent rights to purchase shares of our common stock or preferred stock.

(2)	Units may consist of any combination of the other types of securities offered under this prospectus in one or more series.

(3)	There are being registered hereunder such indeterminate amount of the securities of each identified class as may from time to time be offered hereunder by us at indeterminate prices which shall have an aggregate initial offering price not to exceed $50,000,000. The securities being registered hereunder also include such indeterminate amount of securities as may be issued upon exercise, settlement, exchange or conversion securities offered or sold hereunder, or pursuant to the anti-dilution provisions of any such securities.